

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

Via E-mail
Jeremy Harris
President
Arrow Cars International Inc.
Calle del Escritor Herrera Santaolalla, No. 2
Churriana, Malaga, Spain 29140

>   **Re: Arrow Cars International Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed June 19, 2013**
>   **File No. 333-184611**

Dear Mr. Harris:

      We have reviewed your amended registration statement and responses to our letter dated June 13, 2013 and have the following additional comment.

1. The first paragraph of your independent auditor's report states that they audited the accompanying consolidated balance sheets of Arrow Cars International, Inc. (Successor) and Arrow Cars S.L. (Predecessor) as of December 31, 2012 and December 31, 2011 respectively, and the related consolidated statements of operations, changes in shareholders' deficit, and cash flows for the two periods then ended. However, it is not clear whether the two audited periods referred to in the audit report represent a twelve month period or a shorter time frame. Please revise this paragraph and the third paragraph to refer to the years ended December 31, 2012 and 2011.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       David E. Wise, Esq.
       WiseLaw, P.C.